February 12, 2021 Via Edgar Robert Shapiro Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com Brett Cooper E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759

Re:	Central Garden & Pet Company

Form 10-K for Fiscal Year Ended September 26, 2020

Filed November 24, 2020

File No. 001-33268

Dear Mr. Shapiro:

Central Garden & Pet Company (the “Company”) has requested an extension until March 8, 2021 to respond to the comments set forth in the Staff’s letter dated February 1, 2021 in connection with the above filing.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper

Brett Cooper